SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 26, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (55 61) 415-1378 cesarb@brasiltelecom.com.br

(Free Translation)

NOTICE TO SHAREHOLDERS

Brasília, Brazil, July 23, 2004 – Brasil Telecom S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4), with headquarters at SIA Sul – ASP – LOTE D – Bloco B, Brasília, Distrito Federal, registered in the CNPJ Corporate Taxpayer Identification under No. 76.535.764/0001-43 (“Company”), and Banco ABN AMRO Real S.A., Lead Arranger, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Paulista, nº 1374/3rd floor, and the other arrangers: Banco Itaú BBA S.A., with headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3400/4th floor; BB - Banco de Investimento S.A., with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lélio Gama, 105/28th floor, room 2803; Banco Santander Brasil S.A., with headquarters in the City of São Paulo, State of São Paulo, at Rua Amador Bueno, 474 - Bloco C/3rd floor (jointly with the Lead Arranger, the “Arrangers”) and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (“Trustee”), inform, in accordance with the terms of the CVM Instruction 358, of January 3, 2002, and CVM Instruction 400, of December 29, 2003 (“CVM Instruction 400”), that on July 8, 2004, a registration request of the public distribution of debentures of the 4th issuance of the Company (“Issuance”) was filed with the Brazilian Securities and Exchange Commission, Comissão de Valores Mobiliários - CVM (”CVM”).

    1. The Issuance
The Issuance will be effected in a single tranche, represented by 50,000 (fifty thousand) debentures, with unitary face value of R$10,000.00 (ten thousand reais), amounting to a total of R$500,000,000.00 (five hundred million reais) and maturing on July 5, 2009. The number of debentures of the Issuance may be increased by up to 20% (twenty percent), under the terms of article 14, paragraph 2nd, of CVM Instruction 400. The debentures of this Issuance shall be unsecured, in book-entry form, non-convertible into shares, and shall benefit from a personal guaranty (“Fiança”) of Brasil Telecom Participações S.A. (the “Debentures” and the “Guarantor”, respectively). The interest rate (coupon) of the Debentures shall be defined upon bookbuilding to be undertaken by the Arrangers, together with the Company. The Issuance was approved by the Board of Directors of the Company in a meeting held on June 15, 2004, which minutes were filed with the Commercial Registry of the Distrito Federal on June 29, 2004 and published in the newspapers Jornal de Brasília and Valor Econômico - National Edition on June 16, 2004 and July 5, 2004 and in the Diário Oficial da União on June 21, 2004 and July 7, 2004. The personal guaranty (Fiança) was approved by the Board of Directors of the Guarantor in a meeting held on June 15, 2004, which minutes were filed in the Commercial Registry of the Distrito Federal on June 29, 2004, and published in Valor Econômico – National Edition and Correio Braziliense on June 16, 2004 and July 5, 2004 and in the Diário Oficial da União on June 21, 2004 and July 07, 2004.

The Arrangers will underwrite the Debentures, under a firm commitment basis, without any joint liability among the Arrangers. The public placement of the Debentures will begin after the filing of the Issuance with the CVM and the publication of the announcement of distribution of the Debentures. No anticipated reserves will be available, neither minimum nor maximum amounts. Priority will be given, regardless of chronological order, to offers of those investors that present the best conditions in the bookbuilding process – being considered as the best offers, those which present the lowest interest rates (coupon), being also desirable that the placement achieves a higher number of investors in the market so that the Debentures will have greater liquidity in the secondary market. As of the date hereof, the Arrangers may obtain investment intentions, without anticipated reserves, in accordance with article 44 of CVM Instruction 400.

2. Additional Information
The preliminary prospectus is available in the following addresses and/or web sites: (i) Brasil Telecom S.A., at SIA Sul – ASP – LOTE D – Bloco B, Brasília, Distrito Federal, or on the web site www.brasiltelecom.com.br; (ii) Banco ABN AMRO Real S.A, Lead Arranger, and/or with the other Arrangers, in the following addresses and/or web sites: Banco ABN AMRO Real S.A., Av. Paulista, 1374/16th floor, São Paulo, SP, web site: www.bancoreal.com.br; Banco Itaú BBA S.A., Av. Brigadeiro Faria Lima, 3400/4th floor, São Paulo, SP, web site: www.itaubba.com.br; BB - Banco de Investimento S.A., Rua Lélio Gama, 105/28th floor, room 2803, Rio de Janeiro, RJ, web site: www.bb.com.br; Banco Santander Brasil S.A., Rua Amador Bueno, 474 - Bloco C/3rd floor, São Paulo, SP, web site: www.santander.com.br; (iii) CVM, at Rua Sete de Setembro, 111/5th floor, Information Center, Rio de Janeiro, RJ, or at Rua Formosa, 367/20th floor, São Paulo, SP or on the web site: www.cvm.gov.br. Read the prospectus before accepting the Offer.

The information included in the Preliminary Prospectus shall be subject to the scrutiny of the CVM, which has not yet pronounced itself about the issue. The Preliminary Prospectus is subject to completion and adjustment. The Final Prospectus shall be made available to the investors on the addresses mentioned above and delivered to the investors during the distribution period.

Further information regarding the Issuance may be obtained with the Arrangers and the Company. Information regarding the Issuance are detailed in the Prospectus.

Arrangers:

"The Debentures have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer